News Release
TSX:RMX | NYSE.MKT:RBY
March 26, 2014

Rubicon Minerals Announces Filing of its Annual Financials for the Fiscal Year Ended December 31, 2013

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) today announced that it has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the financial year ended December 31, 2013.  The Company confirms that its annual SEC filing under Form 40-F has been made and that copies of Rubicon’s annual financials can be obtained at www.rubiconminerals.com or www.sedar.com or http://www.sec.gov/edgar.shtml.

PR14-5 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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